Exhibit 3.2

AMENDMENT TO BYLAWS

OF AMEDICA CORPORATION

The undersigned, in his capacity as the duly appointed and incumbent Secretary of Amedica Corporation (the “Corporation”), hereby certifies on behalf of the Corporation that the following Amendment to the Bylaws of the Corporation (the “Bylaws”) was duly adopted by the Board of Directors of the Corporation on August 31, 2018:

1.	Effective upon filing a Certificate of Amendment with the Delaware Secretary of State changing the Corporation’s name to Sintx Technologies, Inc., that any and all references in the Corporation’s Bylaws to “Amedica Corporation” be amended to read “SiNtx Technologies, Inc.”

2.	All other provisions of the Bylaws remain in full force and effect.

Date: October 30, 2018

/s/ B. Sonny Bal, M.D.
B. Sonny Bal, M.D.
President and Chief Executive Officer